Exhibit 99.1

GIVEN IMAGING LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of Given Imaging Ltd. (the “Company”):

A Special General Meeting of Shareholders of the Company (the "Special Meeting") will be held at the Company’s head offices, at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on Thursday, January 23, 2014, at 4:00 p.m., local time, for the following purposes (the "Proposal"):

The approval of (i) the Agreement and Plan of Merger dated as of December 8, 2013 (the “Merger Agreement”) by and among the Company, Covidien Group S.a.r.l. (“Parent”), a Luxembourg company and a wholly owned subsidiary of Covidien plc, and Rioja Israel (2013) Ltd. (“Merger Sub”), an Israeli company and a wholly-owned subsidiary of Parent; (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the "ICL"), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”); (iii) the payment of consideration of US$30.00 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes, for each ordinary share in the Company NIS 0.05 per share (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; (iv) the accelerated vesting and cancellation of each outstanding option to purchase the Ordinary Shares, in exchange for the right to receive an amount of cash equal to product of the excess, if any, of the Merger Consideration over the applicable exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (v) the accelerated vesting and cancellation of each outstanding restricted stock unit (“RSU”), in exchange for the right to receive a lump sum cash payment equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU, without interest and subject to applicable withholding taxes; and (vi) all other transactions contemplated by the Merger Agreement and related to the Merger, including with respect to insurance, indemnification and compensation items subject to the consummation of the Merger, as are detailed in the Company's proxy statement for the Special Meeting.

Further information regarding the Proposal will be included in the Company's proxy statement, which will be mailed to the Company’s shareholders in advance of the Special Meeting.  The proxy statement will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and will be available to the public on the SEC’s website at http://www.sec.gov, and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il. A form of proxy card will be enclosed with the proxy statement. A Hebrew version of the proxy card, in accordance with regulations promulgated under the ICL, is filed with the Israeli Securities Authority ("ISA") and Tel Aviv Stock Exchange Ltd. (the "TASE"). All Ordinary Shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked prior to, or at, the Special Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will not be voted at the Special Meeting.

Record Date

Only shareholders of record at the close of business on December 22, 2013 (the "Record Date"), will be entitled to receive notice of, and to vote at, the Special Meeting.

A shareholder, whose Ordinary Shares are registered with a member of TASE, is required to prove his or her share ownership to vote at the Special Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only). Such a request should be made in advance for a particular securities account.

Quorum and Voting

Pursuant to the Company’s articles of association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least one-third of the Company’s issued and outstanding share capital. Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner. While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

The approval of the Proposal requires the affirmative vote of the holders of at least seventy five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the matter (votes abstaining shall not be taken into account), provided that either (i) such 75% majority includes a majority of the total votes of shareholders who (a) are not controlling shareholders of the Company, and (b) do not have a personal interest in the Proposal, present and voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against the approval of the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Special Meeting (“Position Notice”). Position Notices must be in English and may be sent to the Company’s offices at the address below. Any Position Notice received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il. The last date for issuance of such Position Notices to the Company is January 1, 2014.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the ISA website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any Position Notice. Once made available to the public as described above, such documents will also be available for inspection at the Company's offices, which are located at Hermon Building, 2 Hacarmel St., New Industrial Park Yoqneam, 20692 Israel, during regular business hours and subject to prior coordination. The Company's phone number is +972.4.909.7777.

By Order of the Board of Directors, /s/ Israel Makov Israel Makov Chairman of the Board of Directors

December 16, 2013

FORWARD-LOOKING STATEMENTS

This notice may contain forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (10) impact of the transaction on relationships with customers, distributors and suppliers and (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all.  Additional factors that may affect the future events, results, performance, circumstances or achievements of the Company include those disclosed in the Company’s filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this notice. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, the Company intends to mail a proxy statement to its shareholders and furnish a copy of the proxy statement with the SEC on Form 6-K. Shareholders of the Company are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about the Company, Parent, the proposed transaction and related matters. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The proxy statement (when available) may be obtained without charge at the SEC’s website at www.sec.gov and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il.  In addition, the proxy statement will be available for inspection at the Company's offices, which are located at Hermon Building, 2 Hacarmel St., New Industrial Park Yoqneam 20692, Israel.

This notice is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company, its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction. Information about those executive officers and directors of the Company and their ownership of Ordinary Shares is set forth in the Company’s proxy statement for its special meeting of shareholders scheduled for December 31, 2013, which was furnished to the SEC on Form 6-K on November 29, 2013. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement that the Company intends to furnish to the SEC on Form 6-K.